Filed by TranSwitch Corporation
Pursuant to Rule 425 and Rule 433 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Centillium Communications, Inc.
Commission File No. 000-30649

September 26, 2008

Dear Fellow Stockholder:

Enclosed for your convenience is the proxy statement/prospectus in connection with our pending merger with TranSwitch Corporation. The special meeting will be held at our headquarters in Fremont, CA on October 24, 2008 at 9:00am Pacific time.

The merger agreement calls for consideration payable in the aggregate of $15 Million and 25 Million TranSwitch shares. Based on Centillium’s capitalization on August the record date for the special meeting, Centillium stockholders would receive 0.5972 shares of TranSwitch common stock and $0.3583 in cash for each share of Centillium common stock. The merger consideration represented a premium of 41% on the day before the transaction was announced based upon the preceding 30-day average closing price. Centillium stockholders will own approximately 16% of the combined company. However, it is important to note that the exact amount payable to each stockholder in the merger will depend upon Centillium’s capitalization at the time of the closing of the merger.

I urge you to review the materials at your earliest convenience and, should you have any questions or concerns, please feel free to call either Hassan Parsa, Vice President of Business Development or me directly at 510-771-3525. We would be happy to talk with you further about the transaction and why we are so excited about the future success of the combined companies.

If you need any assistance with voting or require additional materials, please contact our proxy solicitor, MacKenzie Partners, at 800-322-2885.

Warm regards,

Faraj Aalaei

Co-Founder and Chief Executive Officer

Centillium Communications, Inc. 215 Fourier Ave., Fremont, CA 94539

T: 510.771.3700 877.879.7500 F: 510.771.3500 www.centillium.com

Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the transaction, including future financial and operating results and estimated cost savings and synergies, and other statements that are not historical facts. TranSwitch and Centillium caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information due to various risks and uncertainties.

These include risks and uncertainties relating to: the parties’ potential inability to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully and without delay; the risk that the transaction may involve unexpected costs or unexpected liabilities; uncertainties concerning the effect of the transaction on relationships with customers, employees and suppliers of either or both companies; risks associated with downturns in economic conditions generally and in the telecommunications and data communications markets and the semiconductor industry specifically; risks in product development and market acceptance of and demand for both companies products and products developed by the companies’ customers; risks relating to TranSwitch’s indebtedness; risks of failing to attract and retain key managerial and technical personnel; risks associated with foreign sales and high customer concentration; risks associated with competition and competitive pricing pressures; risks associated with investing in new businesses; risks of dependence on third-party VLSI fabrication facilities; risks related to intellectual property rights and litigation; risks in technology development and commercialization. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K, any amendments thereto, and other documents TranSwitch and Centillium have filed and will file with the SEC contain additional factors that could impact the company’s businesses and financial performance. TranSwitch and Centillium expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

TranSwitch has filed Registration Statement on Form S-4 (File No. 333-153148), which contains a Preliminary Proxy Statement/Prospectus. Centillium expects to mail a Definitive Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Centillium with a subsidiary of TranSwitch. TRANSWITCH AND CENTILLIUM URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the investor relations portion of the TranSwitch website at www.transwitch.com. Documents filed with the SEC by Centillium will be available free of charge on the investor relations portion of the Centillium website at www.centillium.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Centillium. However, Centillium, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Centillium in connection with the merger. The names of Centillium’s directors and executive officers and a description of their interests in Centillium (including their ownership of Centillium stock) are set forth in the proxy statement for Centillium’s 2008 annual meeting of stockholders, which was filed with the SEC on April 29, 2008. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Centillium’s directors and executive officers in the merger by reading the definitive proxy statement/prospectus when it becomes available.

3